UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jiangbo Pharmaceuticals, Inc.

File No. 001-34763 - CF#26955

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      Jiangbo Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 7, 2011.

      Based on representations by Jiangbo Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 99.4   through June 6, 2014

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Sonia G. Barros
          Special Counsel